EXHIBIT 2.1

This AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into as of May 1, 2007, by and among Beckman Coulter, Inc., a Delaware corporation (“Parent”), Louisiana Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), and Biosite Incorporated, a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of March 24, 2007, by and among Parent, Purchaser and the Company (the “Merger Agreement”).

WHEREAS, the parties desire to amend the Merger Agreement so as to, among other things, increase the Offer Price and Merger Consideration from $85.00 to $90.00 and increase the Termination Fee from $50,000,000 to $54,000,000;

WHEREAS, the Boards of Directors of Parent and Purchaser have each approved this Amendment;

WHEREAS, the Company Board has, on the terms and subject to the conditions set forth herein, unanimously and duly adopted resolutions (i) determining that the transactions contemplated by the Merger Agreement as amended by this Amendment are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopting and approving this Amendment and the transactions contemplated hereby and the Merger Agreement as amended by this Amendment, including the Offer, the Merger and the “agreement of merger” (as such term is used in Section 251 of the Delaware General Corporation Law (the “DGCL”)), in accordance with the DGCL, (iii) directing that the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement as amended by this Amendment be submitted to the stockholders of the Company for adoption (unless the Merger is consummated in accordance with Section 253 of the DGCL as contemplated herein), and (iv) recommending that the Company’s stockholders accept the Offer, tender their Company Shares to Purchaser pursuant to the Offer, and adopt the “agreement of merger” (as such term is used in Section 251 of the DGCL) set forth in the Merger Agreement as amended by this Amendment; and

WHEREAS, Parent and the Company are concurrently amending the Confidentiality Agreement to revise the “Standstill Period” (as defined therein).

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Offer Price. The reference to “$85.00” in the second recital of the Merger Agreement is hereby amended to be “$90.00.”

2. Termination Fee. The reference to “$50,000,000” in Section 7.3(a) of the Merger Agreement is hereby amended to be “$54,000,000.”

3. Treatment of Company Options. Section 5.9(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Subject to Section 5.9(b) below, each Company Option outstanding and unexercised immediately prior to the Effective Time shall become fully vested and exercisable immediately prior to the Effective Time. The portion of each

Company Option that is vested and exercisable at the Effective Time (after taking into account the acceleration of vesting set forth in the preceding sentence) shall be cancelled and terminated at the Effective Time in exchange for a cash payment (without interest), to be made by Parent or the Surviving Corporation promptly following the Effective Time, equal to the product of: (i) the number of Company Shares subject to such Company Option immediately prior to the Effective Time; multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per Company Share subject to such Company Option immediately prior to the Effective Time. The Company shall, prior to the Acceptance Time, take all action and give any notices necessary to effect the treatment of the Company Options contemplated by this Section 5.9(a), including ensuring that the Compensation Committee has duly approved the accelerated vesting and cash settlement of such Company Options as an Employment Compensation Arrangement.”

Section 5.9(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(b) Notwithstanding anything to the contrary set forth in Section 5.9(a), the portion of any Company Option that is: (i) unvested immediately prior to the Effective Time and (ii) held by a person who, immediately prior to the Effective Time, does not have a status that entitles such person to accrue service towards increased vesting in such unvested option (either pursuant to the regular policies of the Company or provisions contained in applicable Company Options), shall be cancelled and terminated at the Effective Time with no payment made in respect thereof (except to the extent such cancellation and termination is prohibited by applicable Legal Requirements, in which case such portion shall become fully vested and exercisable immediately prior to the Effective Time as set forth in the first sentence of Section 5.9(a)).

Section 5.9(d) of the Merger Agreement is hereby deleted in its entirety. The definitions of “Parent Shares,” “Parent Share Price,” “Price Ratio,” and “Share Ratio,” and the cross reference to the definition of “Assumed Option,” each appearing in Exhibit A to the Merger Agreement, are hereby deleted in their entirety.

4. Extension of Offer. Section 1.1(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(d) Unless extended as provided in this Agreement, the Offer shall expire on the date (the “Initial Expiration Date”) that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) after the Offer Commencement Date. Notwithstanding the foregoing, if, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, then Purchaser, without the consent of the Company, may extend (and re-extend) the Offer and its expiration date for one or more periods ending no later than the Outside Date, to permit such Offer Condition to be satisfied; provided, however, that no individual extension shall be for a period of more than 10 business days without the prior written consent of the Company. The Offer may be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Agreement), but only if this Agreement is validly terminated in accordance with Section 7.”

5. Fairness Opinion. Section 3.28 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“ 3.28 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co. to the effect that, as of May 1, 2007, subject to various qualifications and assumptions, the Offer Price (as such term is defined in this Agreement) is fair, from a financial point of view, to the holders of Company Shares, and such opinion has not been modified or withdrawn prior to May 1, 2007.”

6. Financing. Section 4.5 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“ 4.5 Financing. Parent has available cash resources and financing in an amount sufficient to enable Purchaser to purchase Company Shares pursuant to the Offer and to consummate the Merger. Without limiting the foregoing: (a) Purchaser has delivered to the Company a true and complete copy of an executed commitment letter dated March 24, 2007 from Morgan Stanley Senior Funding, Inc. and CitiGroup Global Markets, Inc. (the “Debt Commitment Letter”), pursuant to which the lender parties thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purpose of funding the consideration payable by Parent and the Purchaser in respect of the Company Shares and Company Options (the “Debt Financing”). As of the date of this Agreement: (i) the Debt Commitment Letter has not been amended or modified; and (ii) none of the commitments contained in the Debt Commitment Letter has been withdrawn or rescinded in any respect. There are no conditions precedent or other contingencies related to the funding by such lenders of the full amount of the Debt Financing, other than as set forth in or contemplated by the Debt Commitment Letter. As of the date of this Agreement, and assuming the accuracy of the Company’s representations set forth in this Agreement and the Company’s compliance with its covenants set forth in this Agreement, in each case such that the conditions to the Debt Financing contemplated by the Debt Commitment Letter are satisfied, neither Parent nor Purchaser has any reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it contained in the Debt Commitment Letter. Parent or Purchaser will fully pay any and all commitment fees that are incurred and are due and payable in connection with the Debt Financing as and when they become payable. In accordance with Paragraph 4 of Annex II to the Debt Commitment Letter, on April 26, 2007, Morgan Stanley Senior Funding, Inc., CitiGroup Global Markets, Inc., and other members of the lender syndicate arranged under the terms of the Debt Commitment Letter, entered into a consent in the form attached hereto as Exhibit C.”

Exhibit A of this Amendment is hereby appended to the Merger Agreement as Exhibit C to the Merger Agreement.

7. Confidentiality Agreement. Section 1.3(c) of the Merger Agreement is hereby amended by replacing the phrase “letter agreement, dated May 11, 2006, between Parent and the Company, as amended on June 2, 2006” with the phrase “letter agreement, dated May 11, 2006, between Parent and the Company, as amended on June 2, 2006 and May 1, 2007”.

8. Capitalization. Section 3.5(a) of the Merger Agreement is hereby amended by replacing the second sentence thereof in its entirety with the following: “As of April 23, 2007: (i) 16,467,125 Company Shares were issued and outstanding; (ii) no Preferred Shares were outstanding; (iii) no Company Shares or Preferred Shares were issued and held in the treasury of the Company or otherwise owned, directly or indirectly, by the Company, (iv) 4,136,673 Company Shares were reserved for future issuance pursuant to the Company Option Plans, of which 3,815,390 Company Shares were subject to outstanding Company Options; and (v) 404,853 Company Shares were reserved for future issuance pursuant to the Company’s Amended and Restated Employee Stock Purchase Plan (the “Company ESPP”).”

9. Return of Confidential Information. Section 5.2(d) of the Merger Agreement is hereby amended by adding the following proviso to the end of the last sentence thereof: “; provided, however, that the Company need not take the actions described in this sentence with respect to (i) any Person who has (A) indicated that it has complied with such a request since March 24, 2007 and (B) not received any non-public information of the Company since March 24, 2007 or (ii) Inverness Medical Innovations, Inc.”

10. References to the Merger Agreement. Subject to paragraph 11 of this Amendment, after giving effect to this Amendment, each reference in the Merger Agreement to “Agreement”, “hereof”, “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment and all references in the Company Disclosure Schedule to “the Agreement” shall refer to the Merger Agreement as amended by this Amendment.

11. Date References. All references in the Merger Agreement and the Company Disclosure Schedule to “the date hereof”, “the date of this Agreement” or words of like import shall remain as references to March 24, 2007.

12. Other Miscellaneous Terms. The provisions of Section 8 (Miscellaneous Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

13. No Further Amendment. Except as amended hereby, the Merger Agreement and each of the provisions contained therein shall remain in full force and effect. Nothing herein shall affect, modify or limit any waiver or consent granted by any party pursuant to the Merger Agreement. Each such waiver or consent granted prior to the date hereof remains in full force and effect.

[Signature Page follows]

Parent, Purchaser and the Company have caused this Amendment to the Agreement and Plan of Merger to be executed as of the date first written above.

BECKMAN COULTER, INC.

By:	/s/ Scott Garrett
Name:	Scott Garrett
Title:	President and Chief Executive Officer

LOUISIANA ACQUISITION SUB, INC.

By:	/s/ Paul Glyer
Name:	Paul Glyer
Title:	President

BIOSITE INCORPORATED

By:	/s/ Kim D. Blickenstaff
Name:	Kim D. Blickenstaff
Title:	Chief Executive Officer